Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Announces a New NFV Contract with a World Leading
Top Tier Operator

TEL AVIV, Israel – October 9, 2017 − RADCOM Ltd. (NASDAQ: RDCM), today announced that after a successful proof of concept with a world leading top tier operator, it has signed a new Network Functions Virtualization (NFV) contract for its fully virtualized, cloud-native MaveriQ solution.

The NFV contract covers assurance for a virtualized network domain and provides a framework for additional orders by the operator.

"MaveriQ is a very advanced cloud-native probe-based service assurance solution that serves the needs of operators, as they transition their networks to NFV. This together with our strong NFV expertise is the value which we provide our customers as communication service providers embark on the journey to virtualizing their networks,” said Yaron Ravkaie, RADCOM’s Chief Executive Officer.

For all investor enquiries, please contact:

 Ran Vered
CFO
+972-77-774-5011
ranv@radcom.com

For all media enquiries, please contact:

Mark Rolston
Marketing Manager
+972-77-774-5036
markr@radcom.com

About RADCOM
RADCOM (NASDAQ: RDCM) is a first-mover and leading provider of NFV-ready service assurance and customer experience management solutions for Communications Service Providers (CSPs). RADCOM’s software - MaveriQ - continuously monitors network performance and quality of services, to optimize user experience for CSPs’ subscribers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS and others. MaveriQ enables CSPs to smoothly migrate their networks to NFV by assuring physical, NFV-based and hybrid networks. For more information, please visit www.radcom.com.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses providing its solutions for a top tier provider’s future orders it is using foward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.